Exhibit 99.1

Contact for Media:	Vincent Power
416-941-4422
vpower@sears.ca

Sears Canada Reports Second Quarter Earnings

TORONTO – August 15, 2012 – Sears Canada Inc. (TSX: SCC) today announced its unaudited second quarter results. Total revenues for the 13-week period ended July 28, 2012 were $1.050 billion compared to $1.148 billion for the 13 weeks ended July 30, 2011, a decrease of 8.5%. Same store sales decreased 7.1% over the same periods.

The net loss for the second quarter was $9.8 million or 10 cents per share compared to a net loss of $0.2 million or nil earnings per share for the 13-week period ended July 30, 2011. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization and Non-Operating Activities) for the quarter this year was $17.8 million versus $30.0 million in the same 13-week period last year. Adjusted EBITDA is a non-IFRS measure; please refer to the table attached for a reconciliation of net (loss) earnings to Adjusted EBITDA.

Total revenues for the 26-week period ended July 28, 2012 were $1.965 billion compared to $2.140 billion for the 26-week period last year, which ended July 30, 2011, a decrease of 8.2%. Same store sales decreased 6.7% over the same periods.

Net earnings for the first half of 2012 were $83.2 million or 81 cents per share compared to a net loss of $47.2 million or 45 cents per share for the 26 weeks ended July 30, 2011. Included in earnings for the first half of this year was a gain of $164.3 million representing the pre-tax gain on the early surrender and return of leases on three properties. Adjusted EBITDA for the first half of the year was ($12.3) million versus $7.7 million for the same period last year.

“While we are not pleased with our quarterly sales results, we continued to implement key transformation initiatives,” commented Calvin McDonald, President and Chief Executive Officer, Sears Canada Inc. “We are encouraged by the results of the four stores in Ontario which received significant refreshes and re-opened at the end of May to customer accolades. Of note was the performance in our apparel departments which received a significant portion of our investment. We are exploring other possible locations across Canada to refresh.

“Also during the quarter, we continued to see sales increases of regularly priced merchandise in the Monday to Friday periods, supporting our price rebalancing initiatives begun in February of this year. We had sales increases in Major Appliances and Mattresses, two core hero categories which we have identified as key to our success. In fact, sales following the opening of our new Sears Home location in Ottawa, the largest Sears Home store in the country, exceeded our expectations and the Sears Home format experienced year over year sales increases. I am pleased with our management of both our inventory levels, ending the quarter $66 million below last year with less aged content, and our expenses, staying in line with our revenue trend.

“However, the quarter was a difficult one, as the sales results demonstrate,” continued Mr. McDonald. “The Outdoor Power Equipment category, despite a good start to the season, had a dramatic fall-off in sales with the onset of long spells of warm dry weather in most parts of the country. In addition, weekend sales in general continued to be tough. Although we tested special promotions to increase our Saturday and Sunday business, our weekend business is still underperforming and we will be executing new approaches as we proceed through the third quarter.

“I want to thank our 30,000 associates for their ongoing efforts in the execution of our transformation,” added Mr. McDonald. “During the second quarter, we launched several key customer service initiatives including a more customer-friendly returns policy, the summer edition of our popular LOOK! report, introducing the hottest trends of the season, and a renewed baby department which reinforces our commitment to serving the needs of new parents and our mission of serving Canadian families for all of their home and apparel needs.”

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns the Company’s future financial performance, business strategy, plans, goals and objectives. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term marketing and servicing alliance with JPMorgan Chase Bank, N.A.; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; customer preference toward product offerings; changes in the Company’s relationship with its suppliers; interest rate fluctuations and other changes in funding costs; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2011 recast Annual Report under Section 12 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Sears Canada is a multi-channel retailer with a network that includes 197 corporate stores, 276 hometown dealer stores, 20 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 104 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.